Filed by Nuvelo, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: ARCA biopharma, Inc.

Commission File No. 000-22873

Contact:
Invigorate Communications, Inc.	WeissComm Partners, Inc.
Greg Gin	Danielle Bertrand
908-376-7737	415-946-1056
ggin@invigoratepr.com	dbertrand@wcpglobal.com

ARCA biopharma to Present at Seventh Annual BIO Investor Forum

Webcast Presentation Scheduled for Wednesday, October 29, 2008 at 3:15 p.m. PDT

Broomfield, Colo. and San Carlos, Calif., Oct. 23 — ARCA biopharma, Inc., a biopharmaceutical company developing genetically-targeted therapies for heart failure and other cardiovascular diseases, and Nuvelo, Inc. (Nasdaq: NUVO) today announced that Michael Bristow, M.D., Ph.D., ARCA’s chairman and chief science and medical officer, will present at the Seventh Annual BIO Investor Forum on Wednesday, October 29, 2008, at 3:15 p.m. PDT in San Francisco.

ARCA biopharma and Nuvelo, Inc. announced on September 25, 2008 that they have entered into a definitive merger agreement, expected to create a cardiovascular-focused, late-stage biotechnology company. The presentation will discuss the assets of both companies, including ARCA’s lead product Gencaro(TM) (bucindolol hydrochloride) a near-term commercial opportunity, as well as Nuvelo’s mid-stage pipeline asset, novel short-acting anticoagulant NU172, to drive long-term growth. ARCA recently announced that the FDA has accepted for filing a New Drug Application for Gencaro. The presentation will also discuss the structure and strategic plan of the combined company, pending the closing of the merger.

A live audio webcast of the presentation will be available online via the ARCA biopharma website at http://www.arcabiopharma.com or the Investor Relations portion of Nuvelo’s website at http://www.nuvelo.com.

In addition to the corporate presentation, Dr. Bristow will also participate in a panel discussion titled “Congestive Heart Failure: New Therapeutics to Improve CHF Outcomes,” which is taking place on Thursday, October 30, at 9:30 a.m. PDT. The panel will feature leading clinical investigators and physicians in the field of congestive heart failure and seek to address key issues facing clinical-stage biopharmaceuticals targeting treatment of the disease.

About ARCA biopharma

ARCA biopharma, Inc. is a privately held company focused on developing and commercializing genetically targeted therapies for heart failure and other cardiovascular diseases. The Company’s lead product candidate, Gencaro(TM) (bucindolol hydrochloride), is an investigational pharmacologically unique beta-blocker and mild vasodilator being developed for heart failure and other indications. ARCA has identified common genetic variations that predict individual patient response to Gencaro. The NDA for Gencaro, including the proposed brand name, is under review by FDA. The companion genetic test for Gencaro is in development by ARCA’s partner, Laboratory Corporation of America. For more information please visit http://www.arcabiopharma.com.

About Nuvelo

Nuvelo, Inc. is dedicated to improving the lives of patients through the discovery, development and commercialization of novel drugs for acute cardiovascular disease, cancer and other debilitating medical conditions. Nuvelo’s development pipeline includes NU172, a direct thrombin inhibitor which has completed Phase 1 development for use as a potential short-acting anticoagulant during medical or surgical procedures; and NU206, a Wnt pathway modulator in Phase 1 development for the potential treatment of chemotherapy/radiation therapy-induced mucositis and inflammatory bowel disease. In addition, Nuvelo is pursuing research programs in leukemia and lymphoma therapeutic antibodies and Wnt signaling pathway therapeutics to further expand its pipeline and create additional partnering and licensing opportunities.

Information about Nuvelo is available at its website at http://www.nuvelo.com or by phoning 650-517-8000.

Forward-looking statements

This press release contains “forward-looking statements” which include, without limitation, statements regarding the completion of the proposed merger transaction between Nuvelo, ARCA and Dawn Acquisition Sub, Inc., the transaction’s anticipated benefits, timing, progress and anticipated completion of the combined company’s clinical stage and research programs, which statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements are based on the companies’ managements’ current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward- looking statements as a result of many factors, including, without limitation, failure of Nuvelo or ARCA’s stockholders to approve the merger, the ability to complete the transaction contemplated by this communication in a timely fashion, the risk that Nuvelo’s and ARCA’s business operations will not be integrated successfully; the combined company’s inability to further identify, develop and achieve commercial success for products and technologies; the risk that the combined company’s financial resources will be insufficient to meet the combined company’s business objectives; uncertainties relating to drug discovery and the regulatory approval process; clinical development processes; enrollment rates for patients in the companies’ clinical trials; changes in relationships with strategic partners and dependence upon strategic partners for the performance of critical activities under collaborative agreements; and the impact of competitive products and technological changes. These and other factors are identified and described in more detail in Nuvelo’s filings with the SEC, including without limitation Nuvelo’s quarterly report on Form 10-Q for the quarter ended June 30, 2008 and subsequent filings. We disclaim any intent or obligation to update these forward-looking statements.

Additional Information and Where to Find It

Nuvelo intends to file a registration statement on Form S-4, and a related proxy statement/prospectus/consent solicitation, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy statement/prospectus/consent solicitation when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting Nuvelo Investor Relations at the email address: ir@nuvelo.com or by phone at 650-517-8000.

In addition to the registration statement and related proxy statement/prospectus/consent solicitation, Nuvelo files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Nuvelo, Inc. at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Nuvelo, Inc.’s filings with the SEC are also available to the public from commercial document-retrieval services and at SEC’s website at http://www.sec.gov, and from Investor Relations at Nuvelo as described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Nuvelo, ARCA and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Nuvelo in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of described above. Additional information regarding the directors and executive officers of Nuvelo is also included in Nuvelo’s proxy statement for its 2008 Annual Meeting of Stockholders which was filed with the SEC on April 23, 2008 and its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 12, 2008. These documents are available as described above.

# # #